Exhibit 99

Royal & Sun Alliance Insurance Group plc

Appointment of Chairman designate

Further to the regulatory announcement made on 19 December 2002, Royal & Sun Alliance Insurance Group plc ("Royal & SunAlliance") has appointed Mr John Napier as a non-executive Chairman designate with effect from 9 January 2003.

Mr John Napier has held the following directorships in other publicly quoted companies during the past five years:

Directorship	Status
Kelda Group plc	Current
Waste Recycling Group plc	Current
Booker plc	Past
Amey plc	Past
Hays plc	Past

Royal & SunAlliance confirms that there are no items requiring disclosure under paragraphs (b) to (g) of Rule 6.F.2 of the Listing Rules.

–ENDS–

Enquiries to:

Caroline Webb

Tel: +44 (0)20 7569 6075